Exhibit 99.1
INTERIM REPORT
(From January 1, 2009 to June 30, 2009)
THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT
(From January 1, 2009 to June 30, 2009)
To: Financial Services Commission and Korea Stock Exchange

Dong-Hee Lee
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea
Telelphone: +82-54-220-0114

Young-Hoon Lee
Senior Vice President
POSCO
Telelphone: +82-2-3457-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates
Attachment:               Independent Accountants’ Review Report

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I. OVERVIEW
1.	Scope of Business
A.	POSCO (the “Company”)

Business	Note
a. Production and sale of crude steel and stainless steel (STS) products
b. Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the first half of 2009
c. Management of professional athletic organizations
d. Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e. Real property lease business
f. Public energy services and distribution system
g. Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h. Educational services and other incidental services
i. Production and sale of non-ferrous metals
j. Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories and Environment Co., Ltd, Samjung Packing and Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery and Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, Universal Studios Resort Asset Management Corporation, Universal Studios Resort Development Corporation, eNtoB Corporation

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•	Changes in companies belonging to large business groups after the first half of 2009
•	Addition of subsidiary: Medical Materials Co. Ltd. (July, 2009)
(3)	Related laws and regulations
•	Pursuant to the Monopoly Regulation and Fair Trade Act, POSCO nor any of its subsidiary and/or affiliates engages in cross-shareholding or debt guarantees for affiliated companies.
          Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
2.	Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea
•         Overseas Offices: The Company operates eight offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Mexico (Cuauhtemoc), Russia (Moscow) and Vietnam (Hanoi)) for the purpose of supporting international business.

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(d)	Composition of Board of Directors (as of February 27, 2009)

•	Executive Directors
•	Lee, Ku-Taek resigned on February 27, 2009

•	Cho, Soung-Sik’s term of office expired on February 27, 2009

•	New members (including re-elections): Chung, Joon-Yang, Lee, Dong-Hee, Huh, Nam-Suk, Chung, Keel-Sou
•	Outside Directors
•	Jun, Kwang-Woo resigned on March 6, 2008

•	Park, Won-Soon resigned on February 27, 2009

•	Terms of office for Suh, Yoon-Suk, Park, Young-Ju, Huh, Sung-Kwan expired on February 27, 2009

•	New members: Yoo, Jang-Hee, Han, Joon-Ho, Lee, Young-Sun, Kim, Byung-Ki, Lee, Chang-Hee
•	Representative Directors
•	Prior to February 27, 2009: Lee, Ku-Taek, Yoon, Seok-Man

•	As of February 27, 2009: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae
(e)	Largest Shareholder
•	National Pension Corporation is the largest shareholder

•	Date of Disclosure: January 30, 2007

(for further reference please refer to the public disclosure regarding the change of the largest shareholder)
B.	Merger, Acquisition and Handover of Businesses
[None]
C.	Major Changes in Production Facilities
•	Despite a slight decrease in production which occurred at the Gwangyang Works as a result of renovation and improvement of the High Speed Casting and Endless Rolling Mill facilities, there were no material changes for the first half of 2009
3.	Equity Capital
New Issuance of Registered Form Common Stock

• No new issuance of registered form Common Stock in the last five years.

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Convertible Bonds

[None]

Bonds with Warrant

[None]
4.	Other information regarding Shares
A.	Total Number of Shares
(As of June 30, 2009)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
•	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation
(As of June 30, 2009)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered	8,255,034	—	—	—	8,255,034
Special Money Trust	Common	2,361,885	—	—	—	2,361,885
Total		10,616,919	—	—	—	10,616,919
(2)	Treasury Stock purchased under the Special Money Trust Contract
(Unit: Won)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
•	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank

•	Renewed contract period from May 12, 2009 until May 11, 2010

•	Renewed contract amount: KRW 822,200 million (Increase in contract amount as a result of gain on sale of treasury stock special money trust and interest income)
C.	Voting Rights

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(As of June 30, 2009)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights *	10,646,919
3. Shares with voting rights	76,539,916

*	Treasury Stock: 10,616,919 shares

*	Shares in mutual ownership: 30,000 shares
D.	Earnings and Dividend
(Unit: Million Won)

	1H 2009
	(’09.1.1 ~ ’09.6.30)	2008	2007
Net Profit	755,046	4,446,933	3,679,431
EPS (Won)	9,861	58,905	48,444
Cash Dividend Paid	114,855	762,760	756,093
Pay-out Ratio	—	17.2%	20.5%
Dividend per share (Won)	1,500	10,000	10,000
Dividend Yield	—	2.62%	1.76%
II. BUSINESS
1.	Current Situation of POSCO
(1)	Domestic Market Share
(Unit: Million Tons, %)

	1H 2009
	(’09.1.1 ~ ’09.6.30)		2008		2007
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	22.9	100	53.3	100	51.6	100
POSCO	13.3	58	33.1	62	31.1	60
Others	9.6	42	20.2	38	20.5	40
•	Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
•	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represent 65% and overseas sales represent 35% of our total sales volume (major

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overseas markets include China, Japan and southeast Asian countries).

•	The company also maintains a made-to-order supply system and 73% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses

•	Establishment of Steelworks in India
•	Established POSCO-India Private Limited (’05.8)

•	POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks and to develop iron ore captive mines.
[Development of iron ore captive mines]
•	Filed three Mining Prospecting License applications with the state government of Orissa (’05.9)

•	State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the central government of India (’06.12)

•	Central government of India denied the Khandadhar Mining Prospecting License and remanded to the state government of Orissa (’07.7)

•	State government of Orissa resubmitted recommendation for approval of Khandadhar Mining Prospecting License to the central government of India (’09.1)

•	Government of India is currently reviewing the recommendation by the state government of Orissa for the grant of the Khandadhar Mining Prospecting License (’09.6)
[Establishment of Steelworks]
•	Obtained central government’s approval of environment impact assessment for port construction (`07.5)

•	Obtained central government’s approval of environment impact assessment for steel mill construction (`07.7)

•	Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (’08.8)

•	Acquired approximately 500 acres of land for the construction of a steel mill and a port (’09.4)
•	Installation of the Cold-Rolling Mill in Vietnam
•	Purpose of Investment: to establish a cold-rolling mill with an annual production capacity of 1.2 million tons per year in Vietnam

•	Construction Period: ’07.8~ ’09.10
•	Installation of the Continuous Galvanized Line (CGL) in Mexico
•	Purpose of Investment: to construct a CGL with an annual production capacity of 400 thousand tons per year for the supply of automotive grade steel

•	Construction Period: ’07.9~ ’09.8

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•	Acquisition of Asia Stainless Corporation (ASC)
•	Entered into a sale and purchase agreement with ASC on July 27, 2009

•	POSCO purchased and acquired 90 percent of all issued and outstanding shares of ASC to strengthen its competitiveness in the global stainless steel industry.
•	Acquisition of Taihan ST Co., Ltd.
•	Entered into a sale and purchase agreement with Taihan ST Co., Ltd. on July 17, 2009

•	POSCO has acquired a total of 85 percent of all issued and outstanding shares of Taihan ST Co., Ltd. to strengthen its competitiveness in the global stainless steel industry.
2.	Key Products and Raw Materials
A.	Current Situation of Key Products
(Unit : Hundred Million Won)

Business area	Source of sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.		63,525 (50%)
		Cold rolled products	Automobiles, electronic appliances, etc.		49,344 (38%)
		STS	Silverware, steel pipes, etc.	POSCO	13,536 (11%)
	Others	Slag	Raw material for cement, etc.		1,904 ( 1%)
	sales discount				-156 (-0%)

Total					128,153(100%)

B.	Price Trends of Key Products
(Unit: Thousand Won/Ton )

		1H 2009
Items		(’09.1.1 ~ ’09.6.30)	2008	2007
Hot-rolled	Domestic	878	816	574
Product (HR)	Export	781	961	580

Cold-rolled	Domestic	1,009	877	663
Product (CR)	Export	973	995	665
(1)	Criteria for Calculation

•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.

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(2)	Factors of Price Fluctuations

•	Decreasing export prices due to the decrease in demand in global steel market.
C.	Current Situation of Major Raw Materials
(Unit: Hundred Million Won)

Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	23,860 (36.4%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil

		Coal	Coking coal: Heat source for blast furnaces,	23,809 (36.3%)	BMA of Australia, Rio Tinto, Teck of Canada

Smokeless coal: Sintering fuel

		STS materials	Key materials for STS production	6,905 (10.6%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Other minerals	Sub-materials for iron-making, steelmaking	10,963 (16.7%)	Iron material, Alloy iron, non-ferrous metal, limestone, etc.
Total				65,537
D.	Price Trends of Key Materials
(Unit: Thousand Won/Ton)

	1H 2009
Category	(’09.1.1 ~ ’09.6.30)	2008	2007
Iron ore	79	101	54
Coal	175	327	103
Scrap iron	373	509	331
Nickel	15,909	22,994	38,943
•	Key Factors in Price Fluctuations

A.	Iron ore

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			1H 2009
	2007	2008	(’09.1.1 ~ ’09.6.30)

Trend of international benchmark price (FOB):	U$48.3/ton	U$86.8/ton	U$58.2/ton
•	Iron ore (FOB): based on Australian Fine contractual price (Fe 60%)
B.	Coal

			1H 2009
	2007	2008	(’09.1.1 ~ ’09.6.30)

Trend of international benchmark price (FOB):	U$98/ton	U$300/ton	U$129/ton
•	Coal (FOB): based on Australian Premium Hard Coking Coal price
C.	Scrap iron

			1H 2009
	2007	2008	(’09.1.1 ~ ’09.6.30)

Trend of purchase price (CFR):	U$330/ton	U$462/ton	U$280/ton
•	Scrap iron (CFR)
D.	Nickel

			1H 2009
	2007	2008	(’09.1.1 ~ ’09.6.30)
Trend of LME Cash price:	U$16.89/lb U$37,230/ton	U$9.58/lb U$21,111/ton	U$5.31/lb U$11,696/ton
•	LME: London Metal Exchange
3.	Production and Facilities
A.	Production Capacity
(Unit: Thousand Ton)

	1H 2009
Items	(’09.1.1 ~ ’09.6.30)	2008	2007
Pohang Works	7,500	15,000	14,300
Gwangyang Works	8,450	18,000	16,700

Total	15,950	33,000	31,000

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•	Decrease in production capacity as a result of renovation and improvement of production facilities including High Speed Casting and Endless Rolling Mill (’08.10.1~’09.4.20)
B.	Production and Capacity Utilization Rate
(1)	Production
(Unit: Thousand Ton)

		1H 2009
Items		(’09.1.1 ~ ’09.6.30)	2008	2007
Crude Steel	Pohang	6,827	14,936	13,659
	Gwangyang	6,450	18,200	17,405
Subtotal		13,277	33,136	31,064
Hot-Rolled Products	Pohang	1,402	3,331	3,101
	Gwangyang	2,186	5,236	5,054
Cold Rolled Products	Pohang	788	1,739	1,332
	Gwangyang	1,651	4,487	4,375
Coated Steel	Pohang	147	304	318
	Gwangyang	1,118	4,022	3,641
PO	Gwangyang	641	2,406	2,178
Electrical Steel	Pohang	374	940	910
Plate	Pohang	2,258	4,738	3,816
Wire Rod	Pohang	928	2,027	2,006
STS	Pohang	530	1,347	1,598
Others	Pohang	190	521	442
	Gwangyang	385	739	956
Total Products		12,598	31,837	29,727
Pohang		6,617	14,947	13,523
Gwangyang		5,981	16,890	16,204
(2)	Capacity Utilization Rate for the first half of 2009 in terms of crude steel production
(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	7,500	6,827	91.0%
Gwangyang Works	8,450	6,450	76.3%

Total	15,950	13,277	83.2%

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•	Utilization Rate = Production/ Production Capacity.
C.	Production Facilities
(1)	Book Value of Fixed Assets
(Unit: Million Won)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	394,572	—	—	—	394,572
	Building	1,173,523	54,606	526	42,735	1,184,868
	Structures	806,403	32,079	1,701	33,772	803,009
	Machinery and Equipment	4,559,824	438,904	1,739	477,890	4,519,099
	Vehicles	15,773	1,997	15	3,283	14,472
	Tools and Fixtures	8,430	2,470	64	2,701	8,135
	Furniture and Others	38,166	2,908	12	6,254	34,808
	Financial Lease Assets	10,192	—	—	319	9,873
Gwangyang	Land	513,734	325	—	—	514,059
	Building	805,086	53,963	32	43,007	816,010
	Structures	683,695	27,651	815	29,904	680,627
	Machinery and Equipment	2,786,515	875,973	1,292	321,085	3,340,111
	Vehicles	4,529	780	—	994	4,315
	Tools and Fixtures	8,887	949	1	2,475	7,360
	Furniture andOthers	15,859	1,582	1	3,168	14,272
(2)	Major Capital Expenditures
(a)	Investments under construction
(Unit : Hundred Million Won)

				Invested
				Amount
				(1H 2009,	Amount
			Total	’09.1.1	to be
Items	Date	Project	Investment	~’09.6.30)	invested
Expansion	’08.09~’11.12	G) Installation of 5th sintering plant and 5th coke plant	19,868	2,831 (1,089)	17,037
	’08.08~’10.7	Capacity expansion of plate production	17,910	5,605 (2,637)	12,305
	’08.8~’10.6	P) Construction of new steelmaking plant	13,967	6,435 (2,297)	7,532
	’08.10~’16.3	P, G) Capacity expansion of treatment of raw materials	8,091	1,422 (692)	6,669
	’07.04~’09.08	P) Installation of STS continuous tandem rolling mill	3,192	3,068 (349)	124

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				Invested
				Amount
				(1H 2009,	Amount
			Total	’09.1.1	to be
Items	Date	Project	Investment	~’09.6.30)	invested
Renovation/ Replacement	’08.8~’10.4	P) Capacity expansion of 4th sintering plant; installation of grained coal re-rolling drum	1,600	383 (65)	1,217
Others			23,047	9,684 (6,938)	13,363

Total			87,675	29,428 (14,067)	58,247

(b)	Planned investments
(Unit : Hundred Million Won)

		Planned investments
Location	Project	2009	2010	2011
Pohang	Expansion, Renovation and Replacement of Existing Facilities	22,305	19,612	17,871
	Sub-total	22,305	19,612	17,871
Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	34,598	17,739	19,367
	Sub-total	34,598	17,739	19,367

	Total	56,903	37,351	37,238

4.	Sales

Steel Product Sales
(Unit: Hundred Million Won)

		1H 2009	1H 2008	2008
Items		(’09.1.1 ~ ’09.6.30)	(’08.1.1 ~’08.6.30)	(’08.1.1 ~’08.12.31)
Hot-Rolled Products	Domestic	49,083	46,480	110,436
	Export	14,442	9,692	25,046
	Total	63,525	56,172	135,482
Cold-Rolled Products	Domestic	25,372	30,504	69,473
	Export	23,972	24,169	57,763
	Total	49,344	54,673	127,236
Stainless Steel	Domestic	7,658	14,602	24,682
	Export	5,878	7,724	14,922
	Total	13,536	22,326	39,604
Others	Domestic	1,872	1,801	3,809
	Export	32	387	859
	Total	1,904	2,188	4,668
Subtotal	Domestic	83,985	93,387	208,400
	Export	44,324	41,972	98,590
	Total	128,309	135,359	306,990
Discount		-156	-118	-566

Total		128,153	135,241	306,424

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5.	Derivatives

Currency Forward Contracts
•	Gain on derivatives transaction : KRW 20,357 million

Loss on derivatives transaction: KRW 19,281 million

Net gain on derivatives transaction: KRW 1,076 million

•	Derivative valuation gain of Exchangeable Notes exchangeble into ADRs of SK Telecom issued on August 19, 2008: KRW 6,165 million
6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$37.2 million) in POSCO-Vietnam by purchasing its newly issued shares

Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.

Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.

Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

•	Please refer to Form 6-K for additional information
7.	Research and Development
A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	75
	Environment and Energy Department	17
	Technical Research Laboratory (Group)	809

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	Organization	Staff
Independent	Research Institute of Industrial Science and Technology	413
	POSTECH	1,042
B.	R&D Expenses
(Unit: Million Won)

	1H 2009
	(’09.1.1 ~ ’09.6.30)	2008	2007
Raw Materials	49,572	93,016	49,552
Labor cost	21,409	54,242	38,635
Depreciation	18,348	35,879	32,822
Subcontract	62,813	151,553	96,200
Other Expense	42,559	108,037	104,425
Total	194,701	442,727	321,634
(R&D/Sales Ratio)*100	1.51%	1.44%	1.45%
III. Financial Statements
1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2005 through 2009
(Unit: million won)

	1H 2009
Item	(’09.1.1 ~ ’09.6.30)	2008	2007	2006	2005
Current Assets	12,577,981	13,693,225	8,767,894	7,870,885	8,399,476
Quick Assets	8,987,965	7,277,624	5,546,615	5,136,181	5,680,632
Inventories	3,590,016	6,415,601	3,221,279	2,734,704	2,718,844
Fixed Assets	25,060,030	23,340,229	21,724,904	18,491,988	15,807,474
Investments Assets	9,324,549	8,632,612	8,165,314	5,658,395	4,501,880
Tangible Assets	15,506,742	14,465,918	13,201,649	12,466,116	10,898,679
Intangible Assets	159,879	170,095	211,975	229,418	277,893
Other Fixed Assets	68,859	71,604	145,966	138,059	129,022
Total Assets	37,638,011	37,033,454	30,492,798	26,362,873	24,206,950

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	1H 2009
Item	(’09.1.1 ~ ’09.6.30)	2008	2007	2006	2005
Current Liabilities	2,938,574	4,283,199	2,811,807	1,746,904	3,776,633
Fixed Liabilities	6,390,528	4,966,598	3,177,759	2,824,311	919,860
Total Liabilities	9,329,102	9,249,797	5,989,566	4,571,215	4,696,493
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,286,740	4,291,355	4,128,839	3,937,056	3,899,549
Retained Earnings	25,640,894	25,460,123	21,768,227	18,743,894	16,173,776
Capital Adjustments	(-)2,502,013	(-)2,502,014	(-)2,715,964	(-)1,670,690	(-)959,205
Accumulated Other Comprehensive Income	400,884	51,790	839,727	298,995	(-)86,066
Total Shareholders’ Equity	28,308,908	27,783,657	24,503,232	21,791,658	19,510,457
Sales	12,815,299	30,642,409	22,206,685	20,043,409	21,695,044
Operating Income	543,466	6,540,059	4,308,275	3,892,307	5,911,886
Net Income	755,046	4,446,933	3,679,431	3,206,605	3,994,565
2.	Items to pay attention for use of Financial Statements
A.	Principles
(1)	The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.

(2)	The Company’s plan and status for applying K-IFRS:
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of KIFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.

B.	Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

[None]

(2)	Violations, which are not related with amendment of Financial Statements

[None]

18

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2009

B.	Income Statements

Refer to the attached the review report as of June 30, 2009

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

[None]
4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2004 through 2008
(Unit: million won)

	2008	2007	2006	2005	2004
Current Assets	22,197,633	14,393,533	12,236,953	11,640,335	10,487,816
Quick Assets	13,535,913	9,491,517	8,218,748	7,847,742	7,422,294
Inventories	8,661,720	4,902,016	4,018,205	3,792,593	3,065,522
Fixes Assets	24,763,649	21,881,230	18,912,120	15,866,975	13,641,144
Investments Assets	5,278,165	5,239,026	3,239,689	2,877,288	2,428,279
Tangible Assets	18,069,099	15,581,765	14,643,120	12,271,710	10,440,291
Intangible Assets	723,767	570,779	557,082	453,709	496,315
Other Fixed Assets	692,618	489,660	472,229	264,268	276,259
Total Assets	46,961,282	36,274,763	31,149,073	27,507,310	24,128,960
Current Liabilities	11,009,393	6,624,615	5,082,295	5,881,563	4,995,018
Fixed Liabilities	7,607,684	4,532,408	3,665,036	1,752,070	2,747,886
Total Liabilities	18,617,077	11,157,023	8,747,331	7,633,633	7,742,904
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,319,083	4,176,592	4,035,273	3,991,409	3,895,378
Retained Earnings	25,393,246	21,767,302	18,863,333	16,168,892	12,851,118
Capital Adjustments	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328
Accumulated Other Comprehensive Income	(-)21,985	784,933	209,754	(-)188,264	(-)447,406
Minority Interest	680,539	633,657	489,208	384,670	307,891

19

	2008	2007	2006	2005	2004
Total Shareholders’ Equity	28,344,205	25,117,740	22,401,742	19,873,677	16,386,056
Total Sales	41,742,636	31,607,741	25,842,326	26,301,788	23,973,053
Operating Income	7,173,929	4,919,862	4,389,147	6,083,276	5,319,420
Net Income from Continuing Operations	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Net Income	4,350,103	3,677,964	3,353,082	4,006,993	3,841,264
Consolidated Net Profit	4,378,751	3,558,660	3,314,181	4,022,492	3,814,225
Number of Consolidated Companies	74	64	53	47	38
B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2008 Fiscal Year Consolidated Financial Statements as of December 31, 2008

(2)	Consolidated Income Statements

Refer to the 2008 Fiscal Year Consolidated Financial Statements as of December 31, 2008
5.	Divisional Financial Status
A.	Divisional Financial Information

[None]

B.	Regional Financial Information

[None]
6.	Financial Statement before and after Merger and Acquisition
A.	The Overview of Consolidation

[None]

B.	Financial Statement before and after Consolidation

20

[None]

C.	Issues related Consolidation

[None]
IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who also act as our Executive Directors and nine directors who are Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six special committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.

21

•     Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions

Director Candidate Recommendation Committee	3 independent non- executive directors; 1 executive director	Ahn, Charles Park, Sang-Yong Han, Joon-Ho Choi, Jong-Tae
•     Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
•     Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Sun, Wook Jones, Jeffrey D. Yoo, Jang-Hee Lee, Young-Sun
•     Establish management succession and development plans
•     Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
•     Pre-deliberate on remuneration and retirement allowance of directors

Finance and Operation Committee	3 independent non-executive directors 2 executive directors	Yoo, Jang-Hee Ahn, Charles Kim, Byung Ki Lee, Dong-Hee Hur, Nam-Suk
•     Advance deliberation on crucial new investment in other companies
•     Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
•     Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	4 independent non-executive directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee	• Audit of corporate accounting and business operations • Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang Hee
•     Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
•     Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Executive Management Committee	6 executive directors	Chung, Joon-Yang Yoon, Seok-Man Lee, Dong-Hee Choi, Jong-Tae Hur, Nam-Suk Chung, Keel-Sou
•     Advance deliberation on and approval of in- house investment schemes
•     Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
•     Deliberation on important subjects regarding working policy, and changes to welfare

22

•	Early Resignation of Independent non-executive director (’09. 2. 27) : Park, Won-Soon
(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
•	Composition of the Director Candidate Recommendation Committee
•	Effective Date: February 27, 2009

Ahn, Charles (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Park, Sang-Yong (member)	Independent Non-Executive Director	• Independent non-executive directors (3), Executive director (1): Pursuant to Clause 2 under Article 25 in the Capital Market Consolidation Act

Han, Joon- Ho (member)	Independent Non-Executive Director

Choi, Jong-Tae (member)	Executive Director
(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Sun, Wook	• CEO, Nongshim Co., Ltd • Former President and CEO, Samsung Human Resources Development Center	None	Chairman Board of Director

Jones, Jeffrey D.	• Partner, Kim & Chang Law Offices • Former Chairman of the American Chamber of Commerce in Korea	None

23

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	• President and CEO, AhnLab, Inc. • Chair Professor of Korea Advanced Institute of Science and Technology	None

Park, Sang-Yong	• Professor at Yonsei University • Former President of the Korea Securities Research Institute	None

Yoo, Jang-Hee	• President, East Asian Economic Association, Japan • Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	• President of Hallym University. • Former Professor of Yonsei University	None

Kim, Byung Ki	• Former President and Research Fellow, Samsung Economic Research Institute • Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None
•	List of key activities of the Board of Directors (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15
1.    Agenda for the 41st Ordinary General Meeting of Shareholders
2.    Contribution Plan for In-House Labor Welfare Fund
3.    Establishment Plan to contribute capital funds to support Small and Medium Enterprises
4.    Operation Plan of CEO Candidate Recommendation Committee
All 4 cases Approved

24

Session	Date	Agenda	Approval
2009-2	Feb. 6
1.    Agenda for the 41st Ordinary General Meeting of Shareholders
2.    Executive Director Candidate Recommendation
3.    Executive Director Candidate Recommendation (Not including CEO and Representative Directors)
All 3 cases Approved

2009-3	Feb. 27
1.    Appointment of Chairman of Board of Directors
2.    Appointment of Special Committee Members
3.    Appointment of CEO and Representative Directors
4.    Appointment of Representative Directors and Executive Directors
5.    Approval of Designation of Position for Executive Officer
6.    Participation of paid-in capital increase of Shinhan Financial Group Co., Ltd.
All 6 cases Approved

2009-4	Apr. 17
1.    Plan for High quality ferro Manganese (HM) Project
2.    Contribution Plan for POSCO Educational Foundation
3.    Treasury Stock Special Money Trust Contract Renewal
4.    Plans for the improvement of the operation of the Board of Directors
All 4 cases Approved

2009-5	Jul.17
1.    Acquisition Plan of Stainless Corporation in South-east Asia
2.    Acquisition Plan of Taihan ST Co., Ltd.
3.    Establishment of Continuous Galvanizing Line in India
4.    Plan to provide Financial Support to POSCO Power Corp
5.    Waste to Energy Business
6.    2009 Interim Dividend Payout
7.    Amendment of the Internal Accounting Control System
8.    2009 Business Plan of POSCO E&C Co., Ltd.
All 8 cases Approved
•	Major activities of outside directors on the Board of Directors (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Number of participating outside directors	Remarks
2009-1	Jan.15	8
2009-2	Feb. 6	8
2009-3	Feb. 27	8
2009-4	Apr. 17	8
2009-5	Jul. 17	9

*	Early Resignation of Independent non-executive director (’09. 2. 27): Park, Won-Soon
(5)	Composition of committees and their activities
•	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2009 — Aug 14, 2009)

25

Session	Date	Agenda	Approval
2009-1	Jan. 21	Selection of Independent Non-Executive Directors Candidates for Qualifications Assessment	Approved

2009-2	Feb. 5	1. Assessment of Qualifications of Executive Director 2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	— Approved

2009-3	Feb. 27
1.    Appointment of Special Committee Members
2.    Appointment of Representative Directors and Approval of Designation of Position for Executive Officers
3.    Appointment of Positions for Executive Directors
— — —

2009-4	Mar. 5	Succession Plan for CEO of POSCO	—

2009-5	Apr. 9	Improvement of the Succession Plan for CEO	—

2009-6	May. 26	Review of Result of Improvement of Succession Plan for CEO	—

*	Early Resignation of Independent non-executive director (’09. 2. 27): Park, Won-Soon

•	Major activities of Evaluation and Compensation Committee (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Agenda	Approval
2009-1	Jan.15	Evaluation of ’08 Management Result	—

2009-2	Jul.17	Execution of ’09 Management Plan	Approved
•	Major activities of Finance and Operation Committee (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 15	Establishment Plan to contribute capital funds to support Small and Medium Enterprises	—

2009-2	Feb. 27	Participation of Paid-in Capital Increase of Shinhan Financial Group Co., Ltd	—

2009-3	Apr.17	1. Plan for High quality ferro Manganese (HM) Project 2. Plans for the improvement of the operation of the Board of Directors 3. Loaned from Funds for the rational use of Energy	— — Approved

2009-4	May.26	Disposal Plan of shares of ‘KOREA LINE CORPORATION’	Approved

2009-5	Jul.17	1. Plan for the Additional Funding to POSCO Power Corp., 2. Slag Powder Project 3. Waste to Energy Business 4. Participation of Paid-in Capital Increase of KB Financial Group Inc.	— Approved — Approved
•	Major activities of Insider Trading Committee (Jan. 1, 2009 — Aug 14, 2009)

26

Session	Date	Agenda	Approval
2009-1	Jan.14	1. Contribution Plan for In-House Labor Welfare Fund 2. Fair Trading Program Operating Result and Plan	— —

2009-2	Feb.19	Lease Contract Change of Pohang Calcination Facilities to POSREC	Approved

2009-3	Apr.16	Contribution Plan for POSCO Educational Foundation	—

2009-4	Jul.16	1. Contribution Plan for POSCO TJ Park Foundation 2. Fair Trading Program Operating Result and Plan	Denied —
•	Major activities of Executive Management Committee (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Agenda	Approval
2009-1	Apr.30
1.    Installation of process-compressed slag treatment facility at the second Steelmaking Plant in Pohang Works
2.    Installation of heat exchanger at the second FINEX plant in Pohang Works
3.    Plan for Capital increase at POSCO-America
Approved Approved Approved

2009-2	May. 26	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

2009-3	Jul.17	1. Acquisition Plan of Taihan ST Co., Ltd. 2. Acquisition Plan of Stainless Corporation in South-east Asia 3. Establishment of Continuous Galvanizing Line in India
B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

27

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
•	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong Jones, Jeffrey D. Sun, Wook Lee, Chang-Hee	Satisfies requirements in the articles of incorporation	Chairman
•	Major activities of the audit committee (auditors) (Jan. 1, 2009 — Aug 14, 2009)

Session	Date	Agenda	Approval
2009-1	Jan. 14	• Report Agenda • Reporting of operations of the Internal Accounting Control System for the 2H 2008 Fiscal Year	All 4 cases Approved

2009-2	Feb. 6
•     Deliberation Agendas
•     Assessment of operations of the Internal Accounting Control System in 2008
•     Results of the audit of account for the 2008 Fiscal Year
•     Report Agenda
•     Overview Results of the audit of account for the 2008 Fiscal Year by External Auditor
Approved Approved

2009-3	Feb. 27	• Deliberation Agenda • Appointment of the chair of the Audit Committee	Approved

2009-4	Apr.16	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries • Report Agenda • Results of the audit of account for 1Q of the 2009 Fiscal Year	Approved

28

Session	Date	Agenda	Approval

•     Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
•     Results of the audited consolidated financial statements for the 2008 Fiscal Year
•     Operation plans for 2009
•     POSCO Managerial Accounting and Compensation Policy

2009-5	Jul.16
•     Report Agenda
•     Results of audit for first half of the 2009 Fiscal Year
•     Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
•     Status for the application of K-IFRS
•     Reporting results of audit from 2004 to 2008

C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System

•	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.

(2)	Whether to Adopt Voting by Mail

•	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[None]
D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

	Total payment	Ceiling amount approved at
Category	(2009)	shareholders Meeting	Remarks
Executive Director	1,323 million won	6 billion won

Independent Non-Executive Director	304 million won

members of the Audit Committee	105 million won

Total	1,732 million won
•	Payment Period: ’09.1.1 ~’09.6.30

29

•	Independent Non-Executive Director does not include the members of the Audit Committee
(2)	List of Stock Options Presented to Executives
(As of March 15, 2009)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 27, 2002	Chang-Kwan Oh	9,316	9,316	0	April 28, 2004 ~ April 27, 2009	KRW 136,400
Sep.18, 2002	Suk-Man Youn	11,179	11,179	0	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009
Apr. 26, 2003	Kim,E. Han	2,401	0	2,401	April 27, 2005	KRW102,900
	Dong-Jin Kim	1,921	192	1,729	~April 26, 2010
	Tae-Hyun Hwang	1,921	1,421	500
	Youn Lee	1,921	1,921	0
	Seong-Sik Cho	1,921	192	1,729
	Oh-Joon, Kwon	9,604	9,604	0
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,492	112
	Dong-Hee, Lee	9,604	5,960	3,644
Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	0	4,900	~July 23, 2011
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	7,840	0
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,000	862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	0	9,800
	Byung Ki Jang	9,800	3,300	6,500
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007	KRW 194,900
	Nam Suk Hur	2,000	0	2,000	~April 28, 2012
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		251,156	75,308	175,848

•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

30

POSCO
Non-Consolidated Financial Statements
June 30, 2009
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated statement of financial position of POSCO (the “Company”) as of June 30, 2009, and the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2009 and 2008, and changes in equity and cash flows for the six-month periods ended June 30, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position as of December 31, 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated Febrary 9, 2009, expressed an unqualified opinion on those statements. The accompanying non-consolidated statement of financial position as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
August 3, 2009

This report is effective as of August 3, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of June 30, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Assets
Cash and cash equivalents (note 3)	~~W~~	1,642,595	941,687
Short-term financial instruments (note 3)		3,752,087	1,524,598
Trading securities (note 5)		553,705	1,236,185
Current portion of held-to-maturity securities (note 7)		40,000	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 23)		2,483,340	3,228,679
Inventories (note 6)		3,590,016	6,415,601
Other accounts receivable, net of allowance for doubtful accounts (notes 4 and 23)		285,278	278,301
Deferred income tax assets (note 20)		157,726	—
Prepaid expense		40,546	8,784
Other current assets (note 11)		32,688	39,389

Total current assets		12,577,981	13,693,224

Property, plant and equipment at cost (note 8)		38,240,878	36,504,565
Less accumulated depreciation		(22,734,136)	(22,038,647)

Property, plant and equipment, net		15,506,742	14,465,918

Investment securities, net (note 7)		9,312,514	8,625,939
Intangible assets, net (note 9)		159,880	170,095
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		3,219	4,154
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (note 11)		77,634	74,083

Total non-current assets		25,060,029	23,340,229

Total assets	~~W~~	37,638,010	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position
As of June 30, 2009 and December 31, 2008
(Unaudited)

(in millions of Won)	2009		2008

Liabilities
Trade accounts payable (note 23)	~~W~~	815,350	1,108,856
Short-term borrowings (note 12)		1,025,613	340,827
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		202,379	203,641
Accrued expenses		159,665	139,494
Other accounts payable (note 23)		599,079	694,682
Withholdings		39,583	40,042
Income tax payable		47,512	1,628,262
Deferred income tax liabilities (note 20)		—	90,307
Other current liabilities(note 15)		49,393	37,087

Total current liabilities		2,938,574	4,283,198

Long-term debt, net of current portion and discount on debentures issued (note 13)		5,904,276	4,584,681
Accrued severance benefits, net (note 14)		223,817	260,368
Deferred income tax liabilities (note 20)		189,273	36,533
Other long-term liabilities		73,162	85,016

Total non-current liabilities		6,390,528	4,966,598

Total liabilities		9,329,102	9,249,796

Shareholders’ Equity
Capital stock		482,403	482,403
Capital surplus		4,286,740	4,291,355
Capital adjustments		(2,502,014)	(2,502,014)
Accumulated other comprehensive income		400,884	51,790
Retained earnings		25,640,895	25,460,123

Total shareholders’ equity		28,308,908	27,783,657

Total liabilities and shareholders’ equity	~~W~~	37,638,010	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2009 and 2008
(Unaudited)

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won, except per share amounts)	2009		2008	2009	2008

Sales (notes 23 and 24)	~~W~~	6,343,996	7,457,958	12,815,299	13,524,141
Cost of goods sold (note 25)		5,893,168	5,201,934	11,708,751	9,707,640

Gross profit		450,828	2,256,024	1,106,548	3,816,501
Selling and administrative expenses (note 19)		284,073	371,203	563,083	668,810

Operating profit		166,755	1,884,821	543,465	3,147,691

Non-operating income
Interest income		44,726	41,687	88,285	82,527
Dividend income		3,207	14,068	48,834	69,249
Gain on valuation of trading securities		—	—	3,723	9,351
Gain on disposal of trading securities		5,211	15,853	15,216	26,295
Gain on disposal of investments		8,939	—	8,939	—
Gain on disposal of property, plant and equipment		5,968	2,738	9,618	4,362
Gain on derivative transactions		16	—	20,357	307
Gain on valuation of derivatives (note 17)		2,046	—	6,165	—
Gain on foreign currency transactions		163,231	67,257	412,035	112,184
Gain on foreign currency translation		219,085	—	220,891	5,095
Equity in earnings of equity method accounted investments (note 7)		188,568	141,812	440,954	316,929
Reversal of allowance for doubtful accounts		3,268	7,662	979	7,636
Gain on disposal of other long-term assets		—	6,441	146	24,094
Reversal of stock compensation expense (note 18)		—	—	—	10,780
Others		8,466	21,525	25,364	47,823

		652,731	319,043	1,301,506	716,632

Non-operating expenses
Interest expense		80,007	28,660	140,845	56,894
Other bad debt expense		—	—	21	4,296
Loss on valuation of trading securities		958	1,060	18	—
Loss on foreign currency transactions		185,566	79,959	525,999	123,624
Loss on foreign currency translation		—	13,948	29,760	204,000
Donations		13,142	72,915	15,145	73,002
Loss on disposal of property, plant and equipment		22,862	11,809	36,027	22,355
Equity in losses of equity method accounted investments (note 7)		64,716	39,759	196,411	75,272
Loss on derivative transactions		1,512	—	19,281	—
Loss on disposal of trade accounts and notes receivable		1,967	2,054	3,258	3,515
Others		2,869	14,052	23,361	21,829

		373,599	264,216	990,126	584,787

Income before income taxes		445,887	1,939,648	854,845	3,279,536
Income tax expense (note 20)		15,357	464,082	99,799	772,757

Net income (note 21)	~~W~~	430,530	1,475,566	755,046	2,506,779

Basic earnings per share (note 22)	~~W~~	5,623	19,571	9,861	33,243

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)

							Accumulated
							Other
	Capital		Capital		Capital		Comprehensive		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Income		Earnings		Total

Balance as of January 1, 2008	~~W~~	482,403	~~W~~	4,128,838	~~W~~	(2,715,964)	~~W~~	839,727	~~W~~	21,768,227	~~W~~	24,503,231
Year-end dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		2,506,779		2,506,779
Changes in capital surplus of equity method accounted investments		—		11,607		—		—		—		11,607
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Loss on valuation of avilable-for-sale securities, net		—		—		—		(372,898)		—		(372,898)
Changes in capital adjustments arising from equity method accounted investments		—		—		—		233,285		—		233,285

Balance as of June 30, 2008	~~W~~	482,403	~~W~~	4,140,445	~~W~~	(2,752,796)	~~W~~	700,114	~~W~~	23,708,454	~~W~~	26,278,620

							Accumulated
							Other
	Capital		Capital		Capital		Comprehensive		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Income		Earnings		Total

Balance as of January 1, 2009	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657
Year-end dividends		—		—		—		—		(574,274)		(574,274)
Net income		—		—		—		—		755,046		755,046
Changes in capital surplus of equity method accounted investments		—		(4,615)		—		—		—		(4,615)
Gain on valuation of avilable-for-sale securities, net		—		—		—		230,015		—		230,015
Changes in capital adjustments arising from equity method accounted investments		—		—		—		119,079		—		119,079

Balance as of June 30, 2009	~~W~~	482,403	~~W~~	4,286,740	~~W~~	(2,502,014)	~~W~~	400,884	~~W~~	25,640,895	~~W~~	28,308,908

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	755,046	2,506,779
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		986,952	944,812
Accrual of severance benefits		3,221	93,054
Gain on disposal of trading securities		(15,216)	(26,295)
Gain on valuation of trading securities, net		(3,705)	(9,351)
Loss on disposal of property, plant and equipment, net		26,409	17,993
Gain on valuation of derivative transactions		(6,165)	—
(Recovery of) stock compensation expense		8,999	(10,780)
Gains on disposal of investments		(8,939)	—
Loss (gain) on foreign currency translation, net		(176,793)	200,247
Loss on disposal of trade accounts and notes receivable		3,258	3,515
Provision for allowance for doubtful accounts, net		18,266	(2,686)
Loss (gain) on disposal of other long-term assets, net		125	(23,828)
Other employee benefits		3,426	3,066
Equity in earnings of equity method accounted investments, net		(244,543)	(241,657)
Interest expense		9,285	1,287
Interest income		(560)	(1,119)
Others		478	(549)

		604,498	947,709

Changes in Operating assets and liabilities
Trade accounts and notes receivable		724,704	(525,271)
Other accounts and notes receivable		(5,983)	(50,313)
Accrued income		5,845	(12,061)
Prepaid expenses		(31,762)	(29,389)
Inventories		2,824,039	(1,630,630)
Trade accounts and notes payable		(302,087)	792,441
Other accounts payable		(97,035)	(85,678)
Accrued expenses		20,171	29,790
Income tax payable		(1,580,750)	(99,429)
Payment of severance benefits		(49,278)	(39,001)
Deferres income tax assets and liabilities		(190,256)	34,654
Other current liabilities		16,663	14,450
Deposit for severance benefits trust		9,506	(62,130)
Advances received		(1,996)	13,818
Dividends from equity method accounted investments		30,426	47,032
Others, net		(4,204)	9,520

		1,368,003	(1,592,197)

Net cash provided by operating activities		2,727,547	1,862,291

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)

(in millions of Won)	2009		2008

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	2,517,934	1,518,323
Disposal of trading securities		2,211,400	4,109,128
Redemption of current portion of held-to-maturity securities		20,000	119,995
Disposal of available-for-sale securities		17,006	509
Disposal of equity method accounted investments		—	8,606
Disposal of other non-current assets		6,523	71,666
Disposal of property, plant and equipment		10,338	6,382
Acquisition of short-term financial instruments		(4,745,422)	(1,726,966)
Acquisition of trading securities		(1,510,000)	(3,825,000)
Acquisition of available-for-sale securities		(30,955)	(11,758)
Acquisition of equity method accounted investments		(10,068)	(295,410)
Acquisition of current portion of held-to-maturity securities		(40,000)	(80,000)
Acquisition of other long-term assets		(4,466)	(4,338)
Acquisition of property, plant and equipment		(2,016,729)	(1,079,468)
Cost of removal of property, plant and equipment		(30,488)	(10,695)
Acquisition of intangible assets		(7,090)	(8,535)
Others, net		(4,508)	(1,661)

Net cash used in investing activities		(3,616,525)	(1,209,222)

Cash flows from financing activities
Proceeds from short-term borrowings		1,472,589	90,660
Proceeds from long-term borrowings		19,653	—
Proceeds from issuance of debentures		1,449,728	—
Increase of other long-term liabilities		7,020	11,529
Repayment of short-term borrowings		(759,539)	(81,293)
Repayment of current portion of long-term liabilities		(1,903)	(1,239)
Payment of cash dividends		(574,274)	(566,552)
Decrease in other long-term liabilities		(23,388)	(19,717)
Acquisition of treasury stock		—	(36,832)

Net cash provided by (used in) financing activities		1,589,886	(603,444)

Net increase in cash and cash equivalents		700,908	49,625

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		941,687	691,034

Cash and cash equivalents at end of the year	~~W~~	1,642,595	740,659

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of June 30, 2009, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the six-month period ended June 30, 2009 and as of and for the year ended December 31, 2008.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008

Cash and cash equivalents
Checking accounts	—	~~W~~	1,028	1,356
Money market deposit accounts	1.80 ~ 2.40		247,800	241,000
Time deposits	2.80 ~ 3.45		380,000	560,000
Time deposits in foreign currency	0.69 ~ 2.10		893,767	139,331
Repurchase agreement	2.40 ~ 2.50		120,000	—

		~~W~~	1,642,595	941,687

Short-term financial instruments
Ordinary deposits (*1)	—		11,548	5,887
Time deposits	2.90 ~ 3.60		1,720,000	910,000
Certificates of deposit	3.05 ~ 6.99		1,690,000	490,000
Repurchase agreement	3.23 ~ 3.60		270,000	60,000
Specified money in trust	—		60,539	58,711

		~~W~~	3,752,087	1,524,598

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korean government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Trade accounts and notes receivable	~~W~~	2,504,940	3,232,490
Less: Allowance for doubtful accounts		(21,600)	(3,811)

	~~W~~	2,483,340	3,228,679

Other accounts receivable	~~W~~	295,999	290,015
Less: Allowance for doubtful accounts		(10,721)	(11,714)

	~~W~~	285,278	278,301

Long-term trade accounts and notes receivable	~~W~~	4,353	4,353
Less: Allowance for doubtful accounts		(1,134)	(199)

	~~W~~	3,219	4,154

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

5.	Trading Securities

Trading securities as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009						2008
	Acquisition		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	550,000	~~W~~	553,705	~~W~~	553,705	~~W~~	1,236,185

6.	Inventories

Inventories as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Finished goods	~~W~~	387,054	1,194,588
By-products		3,518	16,034
Semi-finished goods		1,109,942	1,542,922
Raw materials		988,073	1,644,500
Fuel and materials		447,318	428,466
Materials-in-transit		659,135	1,592,502
Others		525	592

		3,595,565	6,419,604
Less: Provision for valuation loss		(5,549)	(4,003)

	~~W~~	3,590,016	6,415,601

7.	Investment Securities
(a)	Investment securities as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Available-for-sale securities
Marketable equity securities	~~W~~	3,124,158	2,818,507
Non-marketable equity securities		774,617	761,644
Investments in bonds		70	—
Equity investments		500	500

		3,899,345	3,580,651

Held-to-maturity securities		31,612	31,553
Equity method accounted investments		5,381,557	5,013,735

	~~W~~	9,312,514	8,625,939

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(b)	Investments in marketable equity securities as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009								2008
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd. (*1)	4,363,226	5.40	~~W~~	1,220,958	~~W~~	761,564	~~W~~	761,564	~~W~~	891,835
Hana Financial Group Inc.	4,663,776	2.20		29,998		127,787		127,787		90,943
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		1,178,469		1,178,469		963,486
Hyundai Heavy Industries	1,477,000	1.94		343,506		281,369		281,369		294,661
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		2,554		2,554		1,596
HISteel Co., Ltd.	135,357	9.95		1,609		2,260		2,260		1,766
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		5,631		5,631		3,921
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.44		3,911		1,924		1,924		1,400
Korea Line Corporation	—	—		—		—		—		14,347
Shinhan Financial Group Inc.	4,369,881	0.92		228,778		140,929		140,929		113,326
SeAH Steel Corp.	610,103	10.17		18,792		24,679		24,679		23,490
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		48,898		48,898		40,299
Union Steel Co., Ltd.	1,005,000	9.80		40,212		19,497		19,497		14,472
Macarthur Coal Limited	21,215,700	8.70		420,805		145,611		145,611		55,927
Hanjin Shipping Co., Ltd.	68,260	0.08		2,652		1,215		1,215		1,236
KB Financial Group Inc.	8,379,888	2.35		300,150		358,659		358,659		282,402
LG Powercomm Co., Ltd.	3,600,000	2.70		153,000		23,112		23,112		23,400

			~~W~~	3,532,295	~~W~~	3,124,158	~~W~~	3,124,158	~~W~~	2,818,507

(*1)	Certain portion of securities has been pledged as collateral (note 10).
(c)	Held-to-maturity securities as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Held-to-maturity	~~W~~	71,612	51,553
Less: Current portion		(40,000)	(20,000)

	~~W~~	31,612	31,553

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(d)	Equity method accounted investments as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)					2008		Increase (Decrease)				2009
	Number of	Percentage of	Acquisition		Book		Equity method			Other Increase	Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Profit (Loss)			(Decrease) (*2)	Value
POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	864,030	~~W~~	182,803	~~W~~	(26,892)	~~W~~	1,019,941
Posteel Co., Ltd.	17,155,000	95.31		113,393		319,914		73,001		16,042		408,957
POSCON Co., Ltd.	3,098,610	88.04		49,822		49,099		9,070		(1,497)		56,672
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		103,912		(7,228)		1,194		97,878
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		30,824		(8,350)		60		22,534
POSDATA Co., Ltd. (*3)	50,440,720	61.85		52,749		39,544		(39,544)		—		—
POSCO Research Institute	3,800,000	100.00		19,000		23,356		1,994		—		25,350
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		27,957		760		—		28,717
POSCO Architects & Consultants Co., Ltd.	300,000	100.00		1,743		14,838		1,132		140		16,110
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		564,515		22,776		(2,285)		585,006
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		13,363		2,447		—		15,810
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,059		(220)		495		33,334
eNtoB Corporation (*4)	560,000	17.50		2,800		4,178		117		(140)		4,155
POSCO Refractories & Environment Company Co., Ltd.	3,544,200	60.00		41,210		74,329		14,449		(2,029)		86,749
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		19,681		2,694		(637)		21,738
POSMATE Co., Ltd.	214,286	30.00		7,233		10,436		1,135		(1,018)		10,553
Samjung Packing & Aluminum Co., Ltd. (*4)	270,000	9.00		2,781		4,035		2		437		4,474
POSCO Power Corp.	40,000,000	100.00		597,170		619,037		16,432		2,038		637,507
SNNC Co., Ltd.	18,130,000	49.00		90,650		67,410		9,411		—		76,821
PNR Corporation	5,467,686	70.00		27,338		27,498		2,235		—		29,733
POSCO America Corporation	362,027	99.45		306,588		133,944		(29,273)		4,294		108,965
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		165,573		22,352		101,381		289,306
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		29,158		2,799		682		32,639
VSC POSCO Steel Corporation (*5)	—	35.00		4,758		6,343		15		(185)		6,173
Dalian POSCO-CFM Coated Steel Co., Ltd. (*5)	—	30.00		7,189		3,756		(1,309)		163		2,610
POS-Tianjin Coil Center Co., Ltd. (*4,5)	—	10.00		653		1,303		109		34		1,446
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*5)	—	58.60		234,204		323,170		(32,717)		8,630		299,083
POSCO (Guangdong) Steel Co., Ltd. (*5)	—	86.55		43,501		20,901		5,714		731		27,346
POSCO Thailand Bangkok Processing Center Co., Ltd.	12,721,734	85.62		39,677		32,934		(8,186)		2,015		26,763
Myanmar-POSCO Steel Co., Ltd.	13,440	70.00		2,192		3,796		1,956		(25)		5,727
KOBRASCO	2,010,719,185	50.00		32,950		60,429		28,092		16,358		104,879
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		91,303		1,145		1,853		94,301
Poschrome (Proprietary) Limited	21,675	25.00		4,859		9,575		1,442		2,746		13,763
Guangdong Xingpu Steel Center Co., Ltd. (*4,5,6)	—	10.50		927		2,669		—		(2,669)		—
POS-Hyundai Steel Manufacturing India Private Limited(*4)	2,345,558	10.00		1,057		1,600		42		31		1,673
POSVINA Co., Ltd. (*5)	—	50.00		1,527		2,104		(116)		(13)		1,975
POSCO-MKPC SDN BHD	25,269,900	44.69		12,574		18,037		567		104		18,708
PT POSMI Steel Indonesia(*4)	1,193	9.47		782		1,020		(146)		209		1,083

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(in millions of Won)					2008		Increase (Decrease)				2009
	Number of	Percentage of	Acquisition		Book		Equity method		Other Increase		Book
Investees (*1)	Shares	Ownership(%)	Cost		Value		Profit (Loss)		(Decrease) (*2)		Value
Qingdao Pohang Stainless Steel Co., Ltd. (*5)	—	70.00		71,463		75,888		(4,359)		1,914		73,443
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*5)	—	90.00		31,023		48,401		3,314		967		52,682
POSCO-China Holding Corp. (*5)	—	100.00		165,233		228,489		(12,710)		6,465		222,244
POSCO-Japan Co., Ltd.	90,438	100.00		55,004		65,457		22,525		(13,871)		74,111
POSCO-India Private Ltd.	225,000,000	100.00		52,627		54,651		—		1,215		55,866
POS-India Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		14,096		4,891		898		19,885
POSCO-Foshan Steel Processing Center Co., Ltd. (*5)	—	39.60		9,408		12,971		863		253		14,087
Nickel Mining Company SAS	3,234,698	49.00		157,585		219,879		195		(8,585)		211,489
POSCO-Vietnam Co., Ltd. (*5)	—	85.00		198,578		232,647		(10,630)		(1,656)		220,361
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		103,485		(12,121)		7,008		98,372
POSS India Delhi Steel Processing Centre Pvt. Ltd.	42,532,980	76.40		9,089		—		4,442		147		4,589
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd. (*5)	—	24.00		6,718		11,959		(746)		220		11,433
POSCO Vietnam Processing Center Co., Ltd. (*5)	—	80.00		8,192		6,234		(824)		111		5,521
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*5)	—	25.00		61,961		92,064		(24,231)		2,811		70,644
POSCO Malaysia SDN. BHD. (*7)	16,200,000	60.00		16,524		—		(48)		48		—
POSCO-SK Steel (Pinghu) Processing Center Co., Ltd. (*5)	—	20.00		1,869		2,977		(1,292)		142		1,827
POSCO Poland (Wroclaw) Steel Processing Center Co., Ltd.	30,000	30.00		3,803		3,225		25		(205)		3,045
POSCO (Chongqing) Automotive Processing Center Co.,Ltd. (*5)	—	90.00		6,201		7,618		(463)		241		7,396
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd. (*5)	—	30.00		1,794		3,109		(553)		72		2,628
POSCO (Wuhu) Automotive Processing Center Co., Ltd.(*5)	—	68.57		10,026		11,955		12		268		12,235
POSCO-SAMSUNG (Suzhou) Processing Center Co., Ltd. (*5,8)	—	30.00		1,608		—		(1,349)		2,569		1,220

			~~W~~	3,605,482	~~W~~	5,013,735	~~W~~	244,543	~~W~~	123,279	~~W~~	5,381,557

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(*1)	Due to the difference in the closing schedule of June 30, 2009, the Company used the unaudited or unreviewed financial statements of these companies when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	The carrying amount of this equity method accounted investment in relation to Posdata was reduced to zero due to valuated amount of POSDATA as of June 30, 2009 is less than zero, and the amount of the accumulated change in the interest not reflected in equity method accounted investment is ~~W~~2,774 million.

(*4)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through its affiliates by owning more than 20% of outstanding shares of investees.

(*5)	No shares have been issued in accordance with the local laws or regulations.

(*6)	Due to the sales of the interest previously owned by a subsidiary, the Company has reclassified it to available-for-sale securities from equity method accounted investments.

(*7)	The carrying amount of this equity method accounted investment in relation to POSCO Malaysia SDN. BHD was reduced to zero due to valuated amount of POSCO Malaysia SDN. BHD as of June 30, 2009 is less than zero, and the amount of the change in the interest not reflected in equity method accounted investment is ~~W~~3,398 million in the current year, and the accumulated change in the interest as of the prior year end is ~~W~~2,102 million.

(*8)	This investment was reclassified to equity method accounted investment from available-for-sale securities, since its total assets were greater than ~~W~~10,000 million as of December 31, 2008.
For the year ended June 30, 2009, amortization of goodwill amounted to ~~W~~12,910 million and the the elimination of the unrealized profit from intercompany transaction less realized profit amounted to ~~W~~197,266 million.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the six-month period ended June 30, 2009 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Balance

Land	~~W~~	908,306	~~W~~	325	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	908,631
Buildings		1,978,609		108,569		(558)		—		(85,742)		2,000,878
Structures		1,490,098		43,379		(2,516)		16,351		(63,676)		1,483,636
Machinery and equipment		7,346,339		1,331,228		(3,031)		(16,351)		(798,975)		7,859,210
Vehicles		20,302		2,777		(15)		—		(4,277)		18,787
Tools		17,317		3,419		(65)		—		(5,176)		15,495
Furniture and fixtures		54,025		4,490		(13)		—		(9,422)		49,080
Finance Lease Assets		10,192		—		—		—		(319)		9,873
Construction-in-progress		2,640,730		2,016,729		—		(1,496,307)		—		3,161,152

	~~W~~	14,465,918	~~W~~	3,510,916	~~W~~	(6,198)	~~W~~	(1,496,307)	~~W~~	(967,587)	~~W~~	15,506,742

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~1,494,187 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Pohang transporting plates amounted to ~~W~~2,016,729 million for the six-month period ended June 30, 2009.
9.	Intangible Assets
Intangible assets, net of amortization, as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Intellectual property rights	~~W~~	2,633	2,479
Port facilities usage rights		106,911	116,554
Other intangible assets (*1)		50,336	51,062

	~~W~~	159,880	170,095

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

10.	Pledged assets
(a)	As of June 30, 2009, treasury bills amounting to ~~W~~29,726 million and the bonds amounting to ~~W~~1,886 million issued by the Seoul metropolitan rapid transit Corporation, among the held-to-maturity securities, were provided as collateral to the Gyungsangbuk-do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of June 30, 2009, 2,021,655 shares, equivalent to 18,194,901 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 165,362,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of June 30, 2009 and December 31, 2008 were as follows:

(in millions of Won)	2009				2008

Korea Development Bank	EUR	4,282,416	~~W~~	7,748	4,600,591	8,171

11.	Other Assets

Other current and other long-term assets as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Other current assets
Short-term loans receivable	~~W~~	—	14
Accrued income		28,551	34,396
Advanced payments		4,137	3,729
Others		—	1,250

	~~W~~	32,688	39,389

Other long-term assets
Long-term loans receivable	~~W~~	12,002	6,637
Guarantee deposits		1,816	1,413
Other investment assets		63,843	66,066

		77,661	74,116
Less: Allowance for doubtful accounts		(27)	(33)

	~~W~~	77,634	74,083

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

12.	Short-Term Borrowings and Current Portion of Long-Term Debt
(a)	Short-term borrowings as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Domestic borrowings	2.45	KRW	500,000	~~W~~	500,000	—	—
Foreign currency borrowings	3.16 ~ 5.17	USD	409,132,891		525,613	271,035,408	340,827

				~~W~~	1,025,613		340,827

(b)	Current portion of long-term debts as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Debentures	4.66	KRW	200,000	~~W~~	200,000	200,000	200,000
Foreign currency borrowings	4.60	JPY	96,000,000		1,283	192,000,000	2,676
Loans from foreign financial institutions	2.00	EUR	636,350		1,151	636,350	1,130

					202,434		203,806

Less: Discount on debentures issued					(55)		(165)

				~~W~~	202,379		203,641

13.	Long-Term Debts
(a)	Debentures as of June 30, 2009 and December 31, 2008 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2009				2008

Domestic debentures	Mar. 28, 2006~	Mar. 28, 2011~	4.66 ~ 6.52	KRW	2,500,000	~~W~~	2,500,000	2,000,000	2,000,000
	Jan. 20, 2009	Jan. 20, 2014
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		668,140	50,000,000,000	696,945
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		385,410	300,000,000	377,250
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2011	—	JPY	52,795,000,000		705,489	52,795,000,000	735,904
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 Months Tibor+2.60	JPY	20,000,000,000		267,256	20,000,000,000	278,778
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		668,140	50,000,000,000	696,945
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		899,290	—	—

							6,093,725		4,785,822
Add: Premium on bond redemption							10,653		11,112
Less: Current portion							(200,000)		(200,000)
Discount on debentures issued							(78,584)		(71,525)

						~~W~~	5,825,794		4,525,409

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(*1)	The Company issued exchangeable bonds, which is exchangeable with 17,603,801 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of exchangeable right as of June 30, 2009:	JPY 227,018,500
ADR exchangeable as of June 30, 2009:	ADR 18,194,901
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.

(b)	Long-term domestic borrowings as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008

Korea Resources Corporation	Representitve-Borrowing Rate(*1)-2.25	~~W~~	55,114	49,308
Woori Bank	Representitve-Borrowing Rate(*1)-1.25		13,269	—

		~~W~~	68,383	49,308

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.
(c)	Long-term foreign currency borrowings as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Korea National Oil Corporation (*1)	Representive-Borrowing Rate -2.25	USD	2,776,237	~~W~~	3,502	2,324,540	2,923
Development Bank of Japan	4.60	JPY	96,000,000		1,283	192,000,000	2,676

					4,785		5,599
Less: Current portion					(1,283)		(2,676)

				~~W~~	3,502		2,923

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea in Uzbekistan with Korea National Oil Corpoation (“KNOC”) (note 16).

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(d)	Loans from foreign financial institutions as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

NATIXIS	2.00	EUR	4,282,416	~~W~~	7,748	4,600,591	8,171
Less : Current portion		EUR	(636,350)		(1,151)	(636,350)	(1,130)

				~~W~~	6,597		7,041

(e)	Aggregate maturities of long-term debts as of June 30, 2009 are as follows:

(in millions of Won)					Foreign Currency		Loans from
June 30,	Debentures (*1)		Borrowings		Borrowings		Foreign financial		Total

2010	~~W~~	200,000	~~W~~	—	~~W~~	1,283	~~W~~	1,151	~~W~~	202,434
2011		800,000		—		—		1,151		801,151
2012		1,873,629		3,668		—		1,151		1,878,448
2013		668,140		7,164		—		1,151		676,455
Thereafter		2,562,609		57,551		3,502		3,144		2,626,806

	~~W~~	6,104,378	~~W~~	68,383	~~W~~	4,785	~~W~~	7,748	~~W~~	6,185,294

(*)	The amount includes premium on bond redemption.
14.	Accrued Severance Benefits

The changes in accrued severance benefits for the six-month period ended June 30, 2009 and the year ended December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Estimated severance benefits at the beginning of period	~~W~~	851,391	682,686
Provision for severance benefits		3,221	221,748
Payment		(49,278)	(53,043)

Estimated severance benefits at the end of period	~~W~~	805,334	851,391

Transferred to National Pension Fund		(84)	(84)
Deposit for severance benefits trust		(581,433)	(590,939)

Net balance at the end of period	~~W~~	223,817	260,368

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

15.	Other Current Liabilities

Other current liabilities as of June 30, 2009 and December 31, 2008 are as follows:

(in millions of Won)	2009		2008

Other current liabilities
Advances received	~~W~~	23,166	25,162
Unearned revenue		2,342	2,472
Others		23,885	9,453

	~~W~~	49,393	37,087

16.	Commitments and Contingencies
(a)	As of June 30, 2009, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2009				2008
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent

Related companies
POSCO Investment Co., Ltd.	Bank of Tokyo-Mitsubishi	USD	—			42,000,000
		CNY	—			29,000,000
	HSBC	CNY	630,000,000	~~W~~	664,575	—	~~W~~	248,976
		MYR	280,000,000			180,000,000
		USD	346,000,000			100,000,000

Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	—	—		—	199,925,000		251,406
POSCO-Vietnam Co., Ltd.	The Export-Import Bank of Korea	USD	230,000,000		313,017	200,000,000		251,500
		JPY	1,312,300,000			—

					977,592			751,882

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	KRW	320		320	320		320
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		705,489	52,795,000,000		735,904
BX STEEL POSCO Cold		USD	15,260,000			15,840,000
Rolled Sheet Co., Ltd.	Bank of China and others	CNY	373,810,000		89,881	423,440,000		97,870

					795,690			834,094

				~~W~~	1,773,282		~~W~~	1,585,976

(b)	As of June 30, 2009, the Company issued five blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued three blank promissory notes to KNOC as collateral for foreign currency borrowings.

(c)	The Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~1,953 million and US$11,583 thousand, equivalent to 90 % of fair value of the ship price, to be redeemed over 12 years.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(d)	As of June 30, 2009, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~ 2,632 million for the six-month period ended June 30, 2009. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount

2009	~~W~~	2,800
2010		3,167
2011		1,375

	~~W~~	7,342

(e)	The Company is involved in thirteen lawsuits and claims for alleged damages aggregating to ~~W~~ 13,022 million as of June 30, 2009 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2009.

(f)	The Company entered into long-term contracts to purchase iron ore, coal and nickel. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2009, 378 million tons of iron ore and 51 million tons of coal remained to be purchased under such long-term contracts.

(g)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(h)	The Company has a bank overdraft agreements of up to ~~W~~ 300,000 million with Woori Bank and six other banks as of June 30, 2009. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and five other banks for credit lines of up to ~~W~~ 200,000 million and short-term borrowing agreement of up to ~~W~~ 700,000 million with Woori Bank and five other banks.

(i)	As of June 30, 2009, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,325 million and US$500 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of June 30, 2009 amounted to US$114.3 million for which the Company is contingently liable upon the issuers’ default.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(k)	The Company entered into a commitment of foreign currency long-term borrowings which is limited up to the amount of US$6.86 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan. The repayment obligation depends on the success of the project. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.
17.	Derivatives
(a)	Details of derivatives as of June 30, 2009 and December 31, 2008 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract

Currency forward (Swaps)	Hedge	Calyon and others	Currency forward (Forward exchange)

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~ 9,199 million (JPY 659,937,500) as of December 31, 2008 and ~~W~~ 3,034 million (JPY 227,018,500) as of June 30, 2009. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains (losses) on derivatives, net for the six-month period ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2009		2008	2009		2008

Currency forward (Swaps)	~~W~~	—	—	~~W~~	1,076	307
Embedded derivative		6,165	—		—	—

	~~W~~	6,165	—	~~W~~	1,076	307

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

18.	Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Before the modifications(*)
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications(*)
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	434,167 shares	55,896 shares	12,110 shares	122,138 shares	88,524 shares	62,000 shares	774,835 shares
Number of shares outstanding	—	—	8,385 shares	13,759 shares	125,704 shares	28,000 shares	175,848 shares
Exercise period	July 24, 2003~	April 28, 2004~	Sept. 19, 2004~	April 27, 2005~	July 24, 2006~	April 29, 2007~
	July 23, 2008	April 27, 2009	Sept. 18 2009	April 26, 2010	July 23, 2011	April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the six-month period ended June 30, 2009 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525
Current period
		—		(21)		636		712		6,272		1,400		8,999

	~~W~~	59,945	~~W~~	10,780	~~W~~	5,479	~~W~~	30,482	~~W~~	60,952	~~W~~	26,886	~~W~~	194,524

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

19.	Selling and Administration Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2009 and 2008 are as follows:

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won)	2009		2008	2009	2008

Selling expenses	~~W~~	154,162	192,041	304,669	369,883
Fees and charges		27,186	32,743	55,194	64,039
Salaries and wages		23,189	21,922	47,601	44,528
Advertising		17,618	24,194	34,104	40,397
Research and development		2,759	18,328	10,049	24,659
Depreciation		3,750	3,901	7,510	7,877
Amortization		4,006	4,209	7,730	7,185
Rent		4,599	5,463	9,125	10,588
Other emloy benefits		17,203	19,513	32,355	37,197
Provision for severance benefits		370	4,917	3,767	13,339
Supplies		449	410	2,930	2,952
Travel		2,902	4,139	5,541	6,895
Training		2,321	5,042	5,629	8,791
Repairs		1,502	2,366	2,851	4,475
Communications		1,947	1,923	3,731	3,945
Vehicle expenses		1,362	1,261	2,723	2,529
Taxes and public dues		873	1,253	1,966	2,395
Entertainment		652	1,441	1,547	2,549
Subscriptions and printing		380	414	973	969
Utilities		102	226	186	462
Insurances		2,356	1,947	4,882	3,620
Stock compensation expense (note 18)		10,606	18,265	8,999	—
Others		3,779	5,285	9,021	9,536

	~~W~~	284,073	371,203	563,083	668,810

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

20.	Income Taxes
(a)	Income tax expense for the six-month periods ended June 30, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Current income taxes (*)	~~W~~	290,055	737,720
Deferred income taxes		(95,293)	(29,314)
Items charged directly to shareholders’ equity		(94,963)	64,351

	~~W~~	99,799	772,757

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2009 and 2008:

(in millions of Won)	2009		2008

Net income before income tax expense	~~W~~	854,845	3,279,536
Income tax expense computed at statutory rate		206,860	901,886
Adjustments:		(107,061)	(129,109)
Tax credit		(148,312)	(60,788)
Others, net		41,251	(68,321)

Income tax expense	~~W~~	99,799	772,757

Effective rate		11.67%	23.56%

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(c)	Changes in temporary differences and deferred income taxes for the six-month period ended June 30, 2009 are as follows:

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2008		Inc. (dec.) (*1)		June 30, 2009		Dec. 31, 2008		Inc. (dec.) (*1)		June 30, 2009

Reserve for special repairs	~~W~~	(281,824)	~~W~~	8,938	~~W~~	(272,886)	~~W~~	(62,423)	~~W~~	196	~~W~~	(62,227)
Allowance for doubtful accounts		—		4,680		4,680		—		1,030		1,030
Reserve for technology developments		(720,000)		593,919		(126,081)		(167,016)		139,279		(27,737)
Dividend income from related companies		430,688		30,426		461,114		94,751		6,694		101,445
Depreciation expense		(267,736)		(45,258)		(312,994)		(58,569)		(10,235)		(68,804)
Valuation of equity method accounted investments(*2)		(1,778,197)		(376,332)		(2,154,529)		(299,121)		(81,045)		(380,166)
Prepaid expenses		68,751		4,526		73,277		16,182		318		16,500
Impairment loss on property, plant and equipment		42,461		(5,113)		37,348		9,374		(1,122)		8,252
Gain on foreign currency translation		622,855		(201,667)		421,188		137,581		(44,920)		92,661
Gain on valuation of available-for-sale securities		(393,580)		(289,136)		(682,716)		(86,587)		(63,610)		(150,197)
Loss on valuation of available-for-sale securities		973,348		(5,755)		967,593		214,137		(1,266)		212,871
Tax credit		—		—		—		—		147,876		147,876
Others		362,567		6,340		368,907		74,851		2,098		76,949

	~~W~~	(940,667)	~~W~~	(274,432)	~~W~~	(1,215,099)	~~W~~	(126,840)	~~W~~	95,293	~~W~~	(31,547)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2008.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~ 369,137 million in June 30, 2009 is not recognized as it is not probable that the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of June 30, 2009 are as follows:

(in millions of Won)	Current		Non-current	Total

Deferred tax assets	~~W~~	182,331	747,884	930,215
Deferred tax liabilities		(24,605)	(937,157)	(961,762)

Total	~~W~~	157,726	(189,273)	(31,547)

(e)	Income tax expense which is directly charged to shareholders’ equity due to changes in valuation of available-for-sale securities for the six-month period ended June 30, 2009 amounted to ~~W~~ (94,963) million.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

21.	Comprehensive Income
(a)	For the six-month periods ended June 30, 2009 and 2008, comprehensive income are as follows:

(in millions of Won)	2009		2008

Net income	~~W~~	755,046	2,506,779
Gain (loss) on valuation of available-for sale securities		294,891	(514,343)
Less: tax effect		(64,876)	141,445
Changes in capital adjustments arising from equity method accounted investments		137,712	305,369
Less: tax effect		(18,633)	(72,084)

Comprehensive income	~~W~~	1,104,140	2,367,166

(b)	For the three-month periods ended on June 30, 2009 and 2008, comprehensive income are as follows

(in millions of Won)	2009		2008

Net income	~~W~~	430,530	1,475,566
Gain on valuation of available-for sale securities		256,794	33,334
Less: tax effect		101,018	20,369
Changes in capital adjustments arising from equity method accounted investments		(35,173)	62,896
Less: tax effect		(5,412)	34,463

Comprehensive income	~~W~~	747,757	1,626,628

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

22.	Earnings Per Share
(a)	Basic earnings per share for the six-month periods ended June 30, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008

Net income	~~W~~	755,046	2,506,779
Weighted-average number of common shares outstanding (*)		76,569,916	75,407,696

Basic earnings per share	~~W~~	9,861	33,243

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the six-month periods ended June 30, 2009 and 2008:

	2009	2008

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	10,616,919	11,779,139

Weighted-average number of common shares outstanding	76,569,916	75,407,696

(b)	Basic earnings per share for for the three-month periods ended June 30, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008

Net income	~~W~~	430,530	1,475,566
Weighted-average number of common shares outstanding (*)		76,569,916	75,394,201

Basic earnings per share	~~W~~	5,623	19,571

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended June 30, 2009 and 2008:

	2009	2008

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	10,616,919	11,792,634

Weighted-average number of common shares outstanding	76,569,916	75,394,201

(c)	Basic earnings per share for the year ended December 31, 2008 and for the three-month period ended March 31, 2009 were ~~W~~ 58,905 and ~~W~~ 4,238.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

23.	Related Party Transactions
(a)	As of June 30, 2009, the subsidiaries of the Company are as follows:

Domestic (26)	POSCO E & C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architecs & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp., POSCO Refractories & Environment Company Co., Ltd., POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Metapolis Co., Ltd., POSCORE Co., Ltd., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Postech 2006 Energy Fund, Daewoo Engineering Company, Universal Studios Resort Development Co., Ltd., Pohang Fuelcell Power Corp.

Foreign (49)	POSCO America Corporation (POSAM), POSCO Australia Pty. Ltd. (POSA), POSCO Canada Limited (POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd. (POA), VSC POSCO Steel Corp. (VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd. (POSCO-CTPC), POSMETAL Co., Ltd. (POSCO-JKPC), International Business Center Corporation (IBC), POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd. (ZPSS), POSCO (Guangdong) Steel Co., Ltd., POSCO Thailand Bangkok Processing Center Co., Ltd. (POSCO-TBPC), Myanmar-POSCO Steel Co., Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO-Osaka Processing Center Co., Ltd. (POSCO-JOPC), POSCO Investment Co., Ltd. (POSINVEST), POSCO-MKPC SDN. BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd. (POSCO-CSPC), POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd. (POSCO-CQPC), POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd, POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Pvt. Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd. (POSCO-IPPC), POSCO —Nagoya Automotive Processing Center Co., Ltd. (POSCO-JNPC), POSCO-Foshan Steel Processing Center Co., Ltd. (POSCO-CFPC), POSCO E&C (Beijing) Co., Ltd., POSCO MPC S.A. de C.V. (POSCO-MPPC), Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processsing Centre Pvt. Ltd. (POSCO-IDPC), POSCO (Chongqing) Automotive Processing Center Co., Ltd. (POSCO-CCPC), POS-NP Pty. Ltd., POSCO-Vietnam Processing Center Co., Ltd. (POSCO-VHPC), Suzhou Poscore Technology Co., Ltd. (POSCO-CORE (SZ)), POSCO —Yokoyama Steel Processing Center Co., Ltd. (POSCO-JYPC), POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd. (POSCO-CWPC), &TV Communication Inc., POSCO Phillippine Manila Processing Center Inc. (POSCO-PMPC)

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2009 and 2008, and the related account balances as of June 30, 2009 and December 31, 2008 are as follows:

	Sales and others(*1)				Purchase and others(*1)				Receivables(*2)				Payables(*2)
(in millions of Won)	2009		2008		2009		2008		2009		2008		2009		2008
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,370	~~W~~	8,399	~~W~~	1,060,368	~~W~~	446,595	~~W~~	47	~~W~~	814	~~W~~	186,637	~~W~~	249,792
Posteel Co., Ltd.		641,826		618,027		60,487		118,142		119,892		220,713		4,164		21,651
POSCON Co., Ltd.		52		47		89,359		75,611		7		5		13,064		62,957
POSCO Coated & Color Steel Co., Ltd.		225,875		269,742		541		873		95,488		48,785		143		71
POSCO Machinery & Engineering Co., Ltd.		442		32		90,381		63,503		177		2,665		10,771		25,387
POSDATA Co., Ltd.		528		1,083		90,401		89,525		—		1		25,805		20,311
POSCO Research Institute		—		—		11,136		9,584		—		54		2,999		3,780
POSCO Architecs & Consultants Co., Ltd.		248		383		16,830		12,275		—		—		1,192		5,470
POSCO Specialty Steel Co., Ltd.		20		2,013		501		18,335		—		1,843		151		4,463
POSCO Machinery Co., Ltd.		7,971		4,128		46,074		38,538		759		2,188		7,439		28,517
POSMATE Co., Ltd.		613		869		17,867		17,799		—		246		4,346		4,763
POSCO Refractories & Environment Company Co., Ltd.		44,686		15,485		211,279		138,575		7,257		19,137		39,793		57,791
Samjung Packing & Aluminum Co., Ltd.		8,362		9,834		99,561		119,626		3,618		2,578		23,260		17,422
POSCORE Co., Ltd.		61,528		53,695		1		—		17,461		20,330		—		—
POSCO America Corporation		79,330		68,501		—		—		974		25		—		405
POSCO Australia Pty. Ltd.		4,848		13,378		—		—		558		18		—		—
POSCO Canada Limited		—		20		25,170		105,330		—		21		—		—
POSCO Asia Co., Ltd.		575,037		464,567		50,625		98,237		40,621		28,301		824		2,978
POSMETAL Co., Ltd.		13,543		11,542		—		—		1,015		2,560		—		—
POSCO Thailand Bangkok Processing Center Co., Ltd.		14,034		26,310		—		29		1,281		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		97,929		35,900		—		—		4,722		4,804		—		—
POSCO-Japan Co., Ltd.		269,411		439,989		8,045		7,044		16,114		21,700		23		1,104
POS-India Pune Steel Processing Centre Pvt. Ltd.		18,942		33,773		—		—		785		4,019		—		—
POSCO-Mexico Co., Ltd.		22,579		—		—		—		—		—		—		—
POSCO-Malaysia SDN. BHD.		20,161		15,483		—		—		—		—		—		—
Others		32,006		27,219		8,538		2,031		5,463		4,708		1,114		1,092

		2,143,341		2,120,419		1,887,164		1,361,652		316,239		385,515		321,725		507,954

Equity method investees
eNtoB Corporation		—		—		105,591		120,345		—		—		2,475		6,016
SNNC Co., Ltd.		94		1,666		155,727		—		19		19		22,274		1,926
KOBRASCO		—		—		3,042		60,883		—		4,115		—		—
Poschrome (Proprietary)		—		3,275		15,305		52,586		—		—		—		—
Limited USS — POSCO Industries		110,640		190,611		7		—		—		—		—		—
Others		4,464		7,248		90		—		—		1,825		—		—

		115,198		202,800		279,762		233,814		19		5,959		24,749		7,942

Total	~~W~~	2,258,539	~~W~~	2,323,219	~~W~~	2,166,926	~~W~~	1,595,466	~~W~~	316,258	~~W~~	391,474	~~W~~	346,474	~~W~~	515,896

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable and other accounts and notes receivable; payables include trade accounts and notes payable, other accounts payable and others.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(c)	For the six-month periods ended June 30, 2009 and 2008, details of compensation to key management officers are as follows:

(in millions of Won)	2009		2008

Salaries	~~W~~	5,748	5,387
Severance benefits		3,653	2,459
Management achievement awards		7,124	6,885

Total	~~W~~	16,525	14,731

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were increased by ~~W~~ 8,999 million, and decreased by ~~W~~ 10,780 million for the six-month periods ended June 30, 2009 and 2008, respectively. (note 18)
24.	Segment Information

The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the six-month periods ended June 30, 2009 and 2008 were as follows:

(in millions of Won)	2009		2008

Pohang	~~W~~	7,383,095	7,559,165
Gwangyang		5,384,230	5,940,954
Others		47,974	24,022

Total	~~W~~	12,815,299	13,524,141

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

25.	Cost of goods sold

Details of cost of goods sold for the three-month and six-month periods ended June 30, 2009 and 2008 are as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2009		2008	2009	2008

Finished goods, semi-finished goods and by-product
Beginning balance of inventories	~~W~~	2,271,824	1,348,328	2,749,541	1,359,025
Cost of goods manufactured		5,091,408	5,641,004	10,349,767	10,083,264
Overhead variance		13,703	(20,778)	83,203	28,108
Refund of customs		(2,988)	(2,776)	(5,120)	(5,544)
Ending balance of inventories		(1,494,965)	(1,772,251)	(1,494,965)	(1,772,251)

		5,878,982	5,193,527	11,682,426	9,692,602

Others		14,186	8,407	26,325	15,038

Total	~~W~~	5,893,168	5,201,934	11,708,751	9,707,640

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

26.	The Company’s plan and status for applying K-IFRS
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically. Details of action plans and current status for the preparation of K-IFRS as of June 30, 2009 are as follows:

current status for the preparation
Major activities	Action Plans	of K-IFRS as of June 30, 2009

Analysis of the impact on adoption of K-IFRS and managing the separate task force for the adoption of K-IFRS	Preparation in adopting K-IFRS by managing the separate task force for the adoption of K-IFRS	1) Setting up separate task force for the adoption of K-IFRS in July 2008

2) Completion of first phase of K-IFRS consulting project provided by the accounting firm from August 2008 to March 2009 (Analysis of the impact on adoption of K-IFRS and creating Group GAAP)

3) Performing second phase of K-IFRS consulting project provided by the accounting firm from March 2009 to June 2009 (Design stand-alone financial closing process with respect to GAAP differences)

Train persons in charge of accounting and related system	Obtaining essential technical knowledge for the adoption of K- IFRS by the end of 2009	1) Training persons in charge at working level of the Company and its subsidiaries regarding the impact of adoption of K-IFRS and reporting to audit committee and management group from July 2008 up to now.

Modification of system	Modification of the stand-alone financial closing system by the end of 2009 for application of K-IFRS.	1) Modifying the stand-alone financial closing system as of June 31, 2009.

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

27.	Subsequent Events
(a)	Interim Dividends
On the Board of Directors’ meeting on July 17, 2009, the Company has declared to pay interim dividends to the ordinary share owners. The details of the interim dividends are as follows:

Gross amount of divendends	~~W~~	114,854,874,000
Numbers of share		76,569,916
Divendends per share	~~W~~	1,500
Divendend yield		30.00%
Prospensity (*1)		15.21%
Divedend earning rate (*2)		0.35%

(*1)	Interim Dividends/Net income

(*2)	Dividends per share/Closing Price of the settling date (~~W~~ 423,500)
(b)	Acquisition of Taihan ST Co., Ltd. shares
In order to strengthen the competativeness in stainless steel business, the Company has entered into the contract to acquire 65.1% of Taihan ST Co., Ltd.’s share (interest after acquisition: 85%) for approximately ~~W~~ 60,000 million with Taihan Electric wire Co., Ltd.

35